

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2013

Via E-mail
David Chong
Chief Financial Officer
China Recycling Energy Corporation
12/F, Tower A
Chang An International Building
No. 88 Nan Guan Zheng Jie
Xi'an City, Shaanxi Province
China

> **Re:** **China Recycling Energy Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed March 22, 2012**
> **Response dated February 15, 2013**
> **File No. 1-34625**

Dear Mr. Chong:

We have reviewed your response dated February 15, 2013 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 8. Financial Statements and Supplementary Data, page 50

17. Shareholders' Equity, page 78

1. We reviewed your response to the comment in our letter dated February 7, 2013. We understand that the purchase price you agreed to pay in connection with the biomass power generation transfer agreement included RMB 80,000,000 in shares of your common stock at a price equal to the price per share of common stock sold in your first initial public offering contemplated to occur in 2010 or 2011, but in no event would the

price be less than $4 per share. We also understand that at the request of Mr. Dong your board of directors approved the issuance of 2,941,176 shares of common stock at a price of $4 per share on November 22, 2011 to settle the obligation because you were unable to launch your initial public offering as originally contemplated. Please explain to us in detail why you believe the monetary value of the obligation was based solely or predominately on a fixed monetary amount known at inception. Please refer to guidance in ASC 480-10-55-1 through 2, ASC 480-10-55-22 and ASC 480-10-55-46 through 51. In your response, please:

- provide us with your analysis at inception of all possible outcomes you considered in your evaluation of which component is predominate;

- tell us the facts and circumstances that support your conclusion that settlement of the equity contract based on the initial public offering price was more likely than a settlement at the minimum issuance price considering your stock price on the date of the agreement, expected volatility of the price of your common stock and other pertinent factors; and

- explain to us why settlement of the obligation in accordance with terms of the agreement would result in the recognition of a substantial gain if the monetary value of the obligation is based solely or predominately on a fixed monetary amount known at inception.

If you conclude that the monetary value of the equity contract was not based solely or predominately on a fixed monetary amount known at inception, the contract would not be within the scope of paragraph ASC 480-10-25-14 and would need to be evaluated under ASC 815-40. In that event, please provide us with an evaluation of the equity contract based on the guidance in ASC 815-40-15 and ASC 815-40-25.

You may contact Tony Watson, Accountant, at (202) 551-3318 if you have questions regarding our comments. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief